Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Moocho, Inc.
1815 Purdy Ave
Miami Beach, FL 33139
https://www.site.moocho.com/

Up to $1,235,000.00 in Series A Preferred Stock at $0.32
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Moocho, Inc.
Address: 1815 Purdy Ave, Miami Beach, FL 33139
State of Incorporation: DE
Date Incorporated: December 28, 2010

Terms:

Equity

Offering Minimum: $10,000.00 | 31,250 shares of Series A Preferred Stock
Offering Maximum: $1,235,000.00 | 3,859,375 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $0.32
Minimum Investment Amount (per investor): $250.24

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Perks*</u>

Loyalty Bonus | 5% Bonus Shares

As you have expressed interest in investing in Moocho, you are eligible for additional bonus shares.

<u>Time-Based</u>

Friends and Family

Invest within the first 72 hours and receive 12% bonus shares + 300 bonus points (valued at $75) + 100 additional bonus points when you refer a friend to the app.

Super Early Bird

Invest within the first week and receive 8% bonus shares + 200 bonus points (valued at $50) + 100 additional bonus points when you refer a friend to the app.

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares + 100 bonus points (valued at $25) + 100 additional bonus points when you refer a friend to the app.

<u>Volume-Based Perks</u>

Copper

Invest $500+ and receive 100 bonus points (valued at $25).

Bronze

Invest $1000+ and receive 200 bonus points (valued at $50.

Silver

Invest $5,000+ and receive 5% bonus shares + 500 bonus points (valued at $125).

Gold

Invest $10,000+ and receive 10% bonus shares + 1000 bonus points (valued at $250).

Platinum

Invest $25,000+ and receive 15% bonus shares + 5000 bonus points (valued at $1,250).

<u>Moocho Point Values:</u>

100 points = $25

200 points = $50

500 points = $125

1000 points = $250

5000 points = $1,250

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Moocho, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.29 per share, you will receive 110 additional shares of Series A Preferred Stock, meaning you'll own 110 shares in total for $29 total cost. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Reservations Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Moocho, Inc. ("Moocho" or the "Company") primarily operates in the mobile payment and loyalty program space, particularly within the college and university community. Moocho offers a mobile app (both Moocho and Pepper) that allows users to make payments at various on-campus and off-campus merchants using their smartphones.

The Company was originally incorporated on December 28, 2010, as MoochoMoocho, Inc., a Delaware Corporation. The Company changed its name to Moocho, Inc. on December 27, 2013.

Competitors and Industry

Competitors

The company doesn't have any direct competitors but does have some tangential competitors.

One group of tangential competition is the food ordering/delivery space, including GrubHub, DoorDash, and Uber Eats. Moocho is primarily focused on in-store purchases and loyalty, and thus we are addressing a different need for both consumers and merchants. This group has partners and potential acquirers.

We have already struck up partnerships with DoorDash, Uber Eats, and Instacart already.

Another group is cashback apps like Ibotta, Rakuten, and Fetch. However, neither consumers nor merchants are choosing between us and these apps as we are playing in different, tangentially related yet complimentary spaces.

From the consumer perspective, Moocho lets users pay with an app to earn rewards rather than requiring receipt scanning or sending users to 3rd-party websites via affiliated links. Additionally, we believe Moocho offers more lucrative benefits compared with 2-3% cashback or cents off discounts limited to specific CPG-promoted items.

From the merchant perspective, Moocho is serving a different core partner (e.g. retailers like Publix and Chipotle) than these apps (e.g. CPGs like Unilever, Kraft, Heinz). Moocho also offers a more robust CRM platform for these retailers to push personalized, 1-to-1 messaging and offers, build loyalty, and generate insights on shopping habits and how to motivate behavior.

Industry

Moocho is tackling the massive $6 trillion Point of Sale market, and we believe we're off to a solid start. With substantial backing from notable investors such as Jeff Lawson, Co-Founder & CEO of Twilio, and Henry Nicolas III, Founder of Broadcom, we feel Moocho is strategically positioned to tackle the retail space. We already have solid traction under our belt and partnerships secured with major retailers like Amazon, Target, CVS, Walmart, and more.

Current Stage and Roadmap

Current Stage

In May 2023, we expanded beyond our pilot with Target and are now available in all of its nearly 2,000 stores nationwide.

In June 2023, we secured partnerships with both Walmart (4,700 locations) and Sam's Club (600 locations), and are currently also rolled out nationwide.

Moocho is now accepted at 175,000 locations, and well on the path to 250,000 locations.

Since Jan 1, 2023, other brands that have rolled out nationally include Abercrombie & Fitch, Ace Hardware, Auntie Anne's, Baby Gap, Bertucci's, Bravo Italian Kitchen, Brio Italian Grille, Buca di Beppo, CVS, Dave & Buster's, Fazoli's, Giant Eagle, Grubhub, Hollister, Home Depot, Hotels.com, iFly, IKEA, JC Penny, Logan's Roadhouse, Macy's, Netflix, O'Charley's, Southwest Airlines, TGI Fridays and Zaxbys.

We were accepted in 1,000 locations in 2022 and have already expanded to 175,000 locations in 2023, with even more planned for 2024. Led by CEO Matt Levenson, our dedicated team is focused on expanding our user base in 2024 and beyond.

Future Roadmap

As Moocho is making strides in the commerce space, we're excited to continue to innovate our platform, reward loyal shoppers, and make the business of retail sustainable for merchants. With the groundwork laid and a plan towards scalability, we invite you to join us in rewriting the rulebook for customer rewards and loyalty programs in a way that benefits everyone involved. Our goal in the near future is to become an all-inclusive shopping experience app for users.

The Team

Officers and Directors

Name: Matthew Levenson

Matthew Levenson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Director
  Dates of Service: September, 2023 - Present
  Responsibilities: Setting the company's vision and mission: Articulating the company's purpose and ensuring that all employees are aligned with its goals and values. Building and leading a talented team: A successful startup CEO must be able to attract, retain, and motivate top talent. Matthew currently receives salary compensation of $260,000 per year for this role.

Name: Christopher Floyd Chua Lim

Christopher Floyd Chua Lim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Finance
  Dates of Service: December, 2022 - Present
  Responsibilities: VP of Finance. Chris receives salary compensation of $200,000 per year for this role.

Other business experience in the past three years:

- Employer: Aircall.io
  Title: VP FP&A
  Dates of Service: January, 2022 - September, 2022
  Responsibilities: Drove weekly, monthly and quarterly KPI dashboards development for leadership with metrics that capture the pulse of the business, e.g. Qualified Pipeline, Deals Won, LTV, CAC, Net Retention, Churn. Led implementation of centralized, scalable Planning tool to elevate Budgeting and Forecasting beyond legacy Google Sheets "system" to streamline and automate processes, establish a single source of truth, and provide timely insights

to better inform key decisions.

Other business experience in the past three years:

- Employer: Harman International (Samsung Subsidiary)
  Title: Director, FP&A - Operations
  Dates of Service: July, 2012 - January, 2022
  Responsibilities: Drove and prepared annual Budgeting, monthly Forecasting, Variance Analytics and Modeling processes; improved forecasting accuracy to less than 3% after enhancing reporting tools leveraged during monthly Ops Reviews with plants. Led Global Manufacturing FP&A and collaborate with Regional Controlling, Divisional FP&A and Procurement teams; eliminated needless rework by ensuring standardization and alignment across teams and processes.

Name: Adam Douglas Fisher

Adam Douglas Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: August, 2023 - Present
  Responsibilities: Oversees financials and revenue of the company. Adam currently receives salary compensation of $185,000 for this role.

Other business experience in the past three years:

- Employer: Local Kitchens
  Title: Head of Revenue
  Dates of Service: May, 2022 - July, 2023
  Responsibilities: Responsible for all revenue generating activity of the business including new partnerships with restaurant brands, management of existing partnerships and subsequent analytical reports, QBR's, strategic growth and advertising spend

Other business experience in the past three years:

- Employer: DoorDash, Inc.
  Title: Director, Enterprise Partnerships
  Dates of Service: July, 2014 - May, 2022
  Responsibilities: Oversaw the Enterprise Partnerships team responsible for the strategic growth of the top 100 national restaurant chains in the US. This position entailed overseeing the construction of strategic growth plans for targeted accounts, attending QBR's/strategic growth sessions, setting team wide goals and developing core metrics to determine business unit growth/success, and working closely with cross functional teams to help develop and facilitate new revenue growth through new product development and launch.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each Investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering series A preferred shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the preferred A shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-

quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Execution & Scale Risk

The risk of the team not executing according to plan, squandering the tremendous growth opportunity directly in front of us now that we have the most difficult part of the equation ironed out, having partnered with the largest national chains in the country. Ultimately how we mitigate this is by ensuring we've hired and retained the right team, and continue to iterate and improve the app, technology, value proposition, and overall user experience.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew A. Levenson Revocable Trust	28,252,494	Common Stock	16.0%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,859,375 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 265,000,000 with a total of 86,560,085 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 175,980,833 shares, includes 86,560,085 shares of Common Stock and 89,420,747 shares of Series A Preferred Stock. This figure does not include 14,190,126 shares of unexercised convertible notes and warrants outstanding (225,000 convertible notes and 13,965,126 warrants).

Dividends: Dividends on Series A Preferred Stock are payable only when declared by the Board and will be equivalent to the dividends paid on Common Stock, based on the conversion rate at the time of dividend declaration.

Liquidation: Upon liquidation, after satisfying the payment preferences of Series A Preferred Stock, any remaining assets will be distributed among Common Stockholders.

Voting: Common Stockholders have one vote per share in corporate matters.

Conversion: Series A Preferred Stock is convertible into Common Stock at the option of the holder, impacting the total outstanding Common Stock.

Upon a Qualified Public Offering, Series A Preferred Stock automatically converts into Common Stock, increasing the number of Common Stock shares.

Adjustments to the Conversion Ratio of Series A Preferred Stock to Common Stock can occur in the event of stock splits, dividends, combinations, or reclassifications of the Common Stock.

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation attached as Exhibit F to the Form C Filing.

Series A Preferred Stock

The amount of security authorized is 110,000,000 with a total of 89,420,747 outstanding.

Voting Rights

The Series A Preferred Stock shall be voted equally with the shares of the Common Stock of the Corporation and not as a separate class, at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Preferred Stock shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder's aggregate number of shares of Preferred Stock are convertible (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

Material Rights

The total number of shares outstanding on a fully diluted basis, 175,980,833 shares, includes 86,560,085 shares of Common Stock and 89,420,747 shares of Series A Preferred Stock. This figure does not include 14,190,126 shares of unexercised convertible notes and warrants outstanding (225,000 convertible notes and 13,965,126 warrants)

Dividends: Dividends on Series A Preferred are non-cumulative and payable only when declared by the Board, equal to Common Stock dividends.

Liquidation: Upon liquidation, Series A Preferred shareholders have a priority claim on the Corporation's assets up to their purchase price plus declared but unpaid dividends.

Any remaining assets after Series A claims are met will be distributed to Common Stock shareholders.

Series A Preferred may elect to convert to Common Stock instead of receiving liquidation amounts.

Certain corporate actions, like mergers or asset sales, are treated as liquidations.

Voting: Series A Preferred votes together with Common Stock, with each share convertible into an equivalent number of Common Stock votes.

Series A Preferred Stockholder approval is required for actions adversely affecting their shares or for increasing Series A shares.

Conversion: Series A Preferred automatically converts to Common Stock upon a Qualified Public Offering or optionally at the holder's discretion.

Conversion terms include the issuance of Common Stock certificates and the payment of cash in lieu of fractional shares.

Rights associated with Series A Preferred cease upon conversion, except for the right to receive Common Stock.

The Conversion Ratio is adjustable based on stock splits, dividends, combinations, or reclassifications.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred
  Type of security sold: Equity
  Final amount sold: $643,650.00
  Number of Securities Sold: 2,574,600
  Use of proceeds: Research and development, merchant partner expansion
  Date: April 20, 2021
  Offering exemption relied upon: 506(c)

- Name: Series A Preferred
  Type of security sold: Equity
  Final amount sold: $8,585,716.00
  Number of Securities Sold: 26,830,362
  Use of proceeds: Research and development, merchant partner expansion
  Date: November 30, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,709,972 compared to $2,489,189 in fiscal year 2022.

This growth was primarily fueled by the expansion of our partnerships with numerous national chain retailers, enabling transactions at a greater number of their locations. Additionally, we onboarded new merchant partners which further boosted our progress. Another significant contributor to our revenue growth was an acceleration in the acquisition of new users, mainly through promotional campaigns with our grocery store partners. Furthermore, we transitioned from tablet-based transactions at numerous point of sale (POS) locations to utilizing eGift technology, simplifying transactions through scanning solutions.

Cost of sales

Cost of Sales for fiscal year 2021 was $487,338 compared to $636,191 in fiscal year 2022.

The primary component of the cost of sales is credit card transaction fees. This cost will rise in tandem with the increase in topline revenue.

Gross margins

Gross profit for fiscal year 2021 was $1,222,635 compared to $1,852,998 in fiscal year 2022.

Gross margin as a percent of revenue rose from 71.5% in 2021 to 74.4% in 2022. This increase was largely driven by favorable leverage on higher transaction volume.

Expenses

Expenses for fiscal year 2021 were $5,373,246 compared to $7,813,852 in fiscal year 2022.

The Company's increase in expenses is attributable to a larger focus on building out the team, making substantial improvements in the app and technology, as well as increased investment in marketing and promotional campaigns.

Historical results and cash flows:

The Company is currently in its growth stage and is revenue generating. We are of the opinion that historical cash flows will be proportionally indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through sales transactions as well as debt and equity funding. Our goal now is to scale Pepper to 650,000 users, $1.4 billion in annual GMV over the next two years with further upside beyond.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2023, the Company has capital resources available in the form of committed equity funding for $300,000 and approximately $200,000 cash on hand.

In addition, we are in advanced discussions regarding potential equity funding up to $2,000,000. While these discussions are promising, it is important to note that this additional equity funding is currently under negotiation and is, as of now, a non-binding verbal commitment.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign will complement our financing strategy but are not critical to the operations of our business. The use of funds will primarily be for scaling user acquisition nationally and other related expenditures. We believe we can get access to other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 33% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for eight (8) months. This is based on a current monthly burn rate of $250,000 for expenses related to compensation and benefits, marketing and sales expenses, fees for professional services, and research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately sixteen (16) months. This is based on a current monthly burn rate of $250,000 for expenses related to compensation and benefits, marketing and sales expenses, fees for professional services, and research and development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital due to our expected growth, as well as favorable float and positive cash flow dynamics of the business. Our objective is to reach breakeven in 2024 and achieve profitability by 2025.

Indebtedness

- Creditor: Ari Rosenzweig
  Amount Owed: $110,521.00
  Interest Rate: 20.0%
  Maturity Date: June 22, 2023

- Creditor: Briarcliff K, LLC
  Amount Owed: $305,096.00
  Interest Rate: 20.0%
  Maturity Date: November 29, 2023

- Creditor: Elliot Samuel Spiro
  Amount Owed: $115,000.00
  Interest Rate: 15.0%
  Maturity Date: December 24, 2023

- Creditor: Elliot Levy
  Amount Owed: $120,000.00

Interest Rate: 20.0%
Maturity Date: December 24, 2023

- Creditor: Jeff O'Connor
  Amount Owed: $28,750.00
  Interest Rate: 15.0%
  Maturity Date: December 29, 2023

- Creditor: Laurie Holdings, LLC
  Amount Owed: $459,615.00
  Interest Rate: 15.0%
  Maturity Date: August 31, 2023

- Creditor: Marc Vaturi
  Amount Owed: $115,000.00
  Interest Rate: 15.0%
  Maturity Date: December 22, 2023

- Creditor: Marcos Kohn
  Amount Owed: $350,000.00
  Interest Rate: 20.0%
  Maturity Date: August 20, 2023

- Creditor: Michael Kohn
  Amount Owed: $120,000.00
  Interest Rate: 20.0%
  Maturity Date: March 15, 2023

- Creditor: Paul Edstrom
  Amount Owed: $30,000.00
  Interest Rate: 20.0%
  Maturity Date: December 19, 2023

- Creditor: Robert Jacobs
  Amount Owed: $120,000.00
  Interest Rate: 20.0%
  Maturity Date: December 31, 2023

- Creditor: Roger Innes
  Amount Owed: $25,000.00
  Interest Rate: 20.0%
  Maturity Date: December 12, 2023

- Creditor: Randall C. Ex
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2024

- Creditor: Leo Stein
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2024

- Creditor: Charles Lieppe
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2024

- Creditor: SBA Loan
  Amount Owed: $517,920.00
  Interest Rate: 3.75%
  Maturity Date: June 30, 2050

- Creditor: The Leahy Family Trust

Amount Owed: $28,750.00
Interest Rate: 15.0%
Maturity Date: June 16, 2023

- Creditor: John Callas
  Amount Owed: $57,500.00
  Interest Rate: 15.0%
  Maturity Date: December 12, 2023

- Creditor: 2748042 Ontario Limited
  Amount Owed: $256,250.00
  Interest Rate: 12.5%
  Maturity Date: June 21, 2023

- Creditor: Brio SPV I LLC
  Amount Owed: $25,000.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $56,313,866.24

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the experience and expertise of the executive team can achieve the growth and expansion goals outlined in this offering. The valuation was calculated by incorporating the below components.

Market Opportunity: In-person retailers have little to no information about their shoppers, and shoppers want to be rewarded for their purchases without having to download 150 different apps! Moocho solves this problem with an easy-to-use app combining all your favorite stores like Amazon, Walmart, Target, Publix, CVS, Best Buy, Home Depot, Chipotle, and Subway, among many others. Consumers earn points on every purchase, redeemable universally at any merchant on the Moocho platform, and also receive personalized offers. Given the success of similar adjacent solutions in the market, coupled with our robust platform and user experience, we believe there's tremendous opportunity for Moocho to capture here.

Proof of Concept: Moreover, having proof of concept, Moocho did $31M in gross merchandise value (GMV) in pilot with its merchant partners in around 1,000 locations last year, and has now scaled location acceptance to 175,000 locations nationwide.

Our valuation analysis involves an examination of the average Price-to-Gross Merchandise Value (GMV) multiple observed in comparable companies sharing analogous marketplace dynamics, such as Airbnb and DoorDash. Specifically, we took the average price-to-GMV ratio of these companies (calculated by taking each company's market capitalization and dividing by its total transaction volume) to get to an average price-to-GMV ratio of 1.72.

We then multiplied this 1.72 by our Next-Twelve-Months (NTM) GMV to get to a Valuation of ~$68M. Subsequently, we applied a discount of 15% to factor in the inherent risks associated with a startup venture to derive a valuation of ~$56M.

Notably, our equity fundraising endeavors over the past two years have also been conducted at this established valuation, reinforcing our confidence in its appropriateness.

The Company set its valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%

Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  60.0%
  We will use 60% of the funds raised for user acquisition initiatives, including various promotional and digital marketing campaigns.

- Research & Development
  33.5%
  We will use 33.5% of the funds raised for market and customer research, new product development, and market testing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.site.moocho.com/ (gopepper.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/moocho

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Moocho, Inc.

[See attached]

MOOCHO, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Moocho, Inc.
Miami Beach, Florida

We have reviewed the accompanying financial statements of Moocho, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 2, 2023
Los Angeles, California

MOOCHO, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	81,066	$	39,862
Acccounts Receivable, net		550,140		276,511
Prepaids and Other Current Assets		22,463		22,463
Total Current Assets		653,669		338,837
Property and Equipment, net		363,913		277,079
Intangible Assets		1,867		2,267
Total Assets	$	1,019,449	$	618,183
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	10,157,698	$	4,957,165
Credit Cards		13,054		5,287
Current Portion of Loans and Notes		2,169,448		1,624,736
Accrued Interest on Notes		382,556		197,410
Forward Financing		279,527		-
Other Current Liabilities		173,069		102,748
Total Current Liabilities		13,175,353		6,887,346
Promissory Notes and Loans		469,464		569,464
Total Liabilities		13,644,817		7,456,810
STOCKHOLDERS EQUITY				
Common Stock		80,133		79,573
Series A Preferred Stock		74,792		88,065
Treasury Stock		(530,000)		(430,000)
Additional Paid in Capital		17,432,333		16,717,892
Retained Earnings/(Accumulated Deficit)		(29,682,626)		(23,294,157)
Total Stockholders' Equity		(12,625,367)		(6,838,627)
Total Liabilities and Stockholders' Equity	$	1,019,449	$	618,183

See accompanying notes to financial statements.

MOOCHO, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 2,489,189	$ 1,709,972
Cost of Goods Sold	636,191	487,338
Gross profit	1,852,998	1,222,635
Operating expenses		
General and Administrative	7,173,629	5,002,532
Sales and Marketing	640,223	370,714
Total operating expenses	7,813,852	5,373,246
Operating Income/(Loss)	(5,960,854)	(4,150,612)
Interest Expense	427,615	373,926
Other Loss/(Income)	-	(280,174)
Income/(Loss) before provision for income taxes	(6,388,469)	(4,244,364)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (6,388,469)**	**$ (4,244,364)**

See accompanying notes to financial statements.

MOOCHO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series A Preferred Stock		Additional Paid In	Treasury Stock	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Capital		(Accumulated Deficit)	Equity
Balance—December 31, 2020	74,426,297	$ 74,426	63,791,251	$ 63,791	$ 13,784,271	$ (367,500)	$ (19,049,793)	$ (5,494,805)
Issuance of Stock	5,147,111	$ 5,147	24,273,545	$ 24,274	2,932,857			2,962,278
Share-Based Compensation					764			764
Treasury Stock						(62,500)		(62,500)
Net income/(loss)							(4,244,364)	(4,244,364)
Balance—December 31, 2021	79,573,408	79,573	88,064,796	88,065	16,717,892	(430,000)	$ (23,294,157)	$ (6,838,627)
Issuance of Stock	560,000	560	-	-	701,712.70			702,273
Share-Based Compensation					12,728			12,728
Treasury Stock			(13,272,700)	(13,273)		(100,000)		(113,273)
Net income/(loss)							(6,388,469)	(6,388,469)
Balance—December 31, 2022	80,133,408	$ 80,133	74,792,096	$ 74,792	$ 17,432,333	$ (530,000)	$ (29,682,626)	$ (12,625,367)

See accompanying notes to financial statements.

MOOCHO, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(6,388,469)	$	(4,244,364)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		165,386		149,234
Share-Based Compensation		12,728		764
Amortization of Intangibles		400		400
Changes in operating assets and liabilities:				
Acccounts receivable, net		(273,628)		52,414
Prepaids and Other Current Assets		-		(9,998)
Accounts Payable		5,200,533		997,065
Credit Cards		7,767		5,287
Accrued Interest on Notes		185,146		197,410
Other Current Liabilities		70,322		(393,743)
Net cash provided/(used) by operating activities		**(1,019,815)**		**(3,245,530)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(252,220)		(161,609)
Net cash provided/(used) in investing activities		**(252,220)**		**(161,609)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		702,273		2,962,278
Treasury Stock		(113,273)		(62,500)
Forward Financing		279,527		-
Borrowing on Promissory Notes and Loans		444,712		541,130
Net cash provided/(used) by financing activities		**1,313,239**		**3,440,908**
Change in Cash		41,204		33,770
Cash—beginning of year		39,862		6,093
Cash—end of year	$	**81,066**	$	**39,862**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

MOOCHO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1.   NATURE OF OPERATIONS

Moocho, Inc. was incorporated on December 28, 2010 in the state of Delaware. The financial statements of Moocho, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami Beach, Florida.

In-person retailers have little information about their shoppers, and shoppers want to be rewarded for their purchases but without having to download 150 apps! Moocho solves this problem with an easy-to-use app combining all your favorite stores like Amazon, Walmart, Sam's Club, Target, Giant Eagle, CVS, Best Buy, Home Depot, Chipotle, Subway, among many others, rewarding shoppers with the highest payback available, over 6% on average. For Consumers, Moocho offers a network rewards program, where Moocho users earn points on every purchase redeemable for rewards at any Moocho merchant, as well as receiving personalized offers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary

MOOCHO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years
Computer Software	5 years
Office Furniture and Equipment	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. The goodwill is amortized over 10 years in accordance with ASC 350.

Income Taxes

Moocho, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company generates its revenues through its user-friendly application, where Moocho garners an average commission of 6% from the merchants based on the consumer expenditure on product purchases.

Cost of Goods Sold

Cost of Goods Sold include credit card processing fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $640,223 and $370,714, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 2, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Promotion Credit	22,463	22,463
Total Prepaids and Other Current Assets	$ 22,463	$ 22,463

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Cash Payable	89,169	59,903
Accrued Payroll	78,242	37,186
Wirecard	5,658	5,658
Total Other Current Liabilities	$ 173,069	$ 102,748

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computer Equipment	$ 5,423	$ 5,423
Computer Software	1,760,999	1,508,778
Office Furniture and Equipment	6,621	6,621
Property and Equipment, at Cost	**1,773,043**	**1,520,823**
Accumulated depreciation	(1,409,130)	(1,243,744)
Property and Equipment, Net	$ 363,913	$ 277,079

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $165,386 and $149,234, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Goodwill	6,000	6,000
Intangible assets, at cost	**6,000**	**6,000**
Accumulated amortization	(4,133)	(3,733)
Intangible assets, Net	$ **1,867**	$ **2,267**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $400 and $400, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (400)
2024	(400)
2025	(400)
2026	(400)
Thereafter	(267)
Total	$ (1,867)

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 265,000,000 shares of common stock at a par value of $0.001 per share. As of December 31, 2022, and December 31, 2021, 80,133,408 and 79,573,408 shares were issued and outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 75,000,000 shares of Series A Preferred Stock at a par value of $0.001. As of December 31, 2022, and December 31, 2021, 74,792,096 and 88,086,796 shares were issued and outstanding, respectively.

7.   SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	50,000	$	0.09	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	50,000	$	0.09	6.47
Exercisable Options at December 31, 2021	50,000	$	0.09	6.47
Granted	1,250,000	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	1,300,000	$	0.09	9.49
Exercisable Options at December 31, 2022	188,889	$	0.09	9.49

Stock option expenses for the years ended December 31, 2022, and December 31, 2021, were $12,728 and $764, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Ari Rosenzweig	$ 100,000	20.00%	6/22/2022	6/22/2023	$ 10,521	10,521	$ 100,000	$ -	$ 110,521	$ -	$ -	$ -	$ 100,000	$ 100,000
Promissory Note - Briarcliff K, LLC	$ 250,000	20.00%	12/19/2019	5/8/2020	$ 50,000	50,000	$ 255,096	$ -	$ 305,096	$ 50,000	$ 50,000	$ 200,000	$ -	$ 250,000
Promissory Note -Brio Capital Master Fund, Ltd.	$ 125,000	20.00%	4/11/2016	10/11/2017	$ -	-	$ -	$ -	$ -	$ 25,000	$ 25,000	$ 20,000	$ -	$ 45,000
Promissory Note -Elliot Samuel Spiro	$ 100,000	15.00%	6/10/2020	6/15/2021	$ 15,000	15,000	$ 100,000	$ -	$ 115,000	$ 15,000	$ 15,000	$ 100,000	$ -	$ 115,000
Promissory Note -Elliot Lowy	$ 100,000	20.00%	6/10/2020	6/15/2021	$ 20,000	20,000	$ 100,000	$ -	$ 120,000	$ 20,000	$ 20,000	$ 100,000	$ -	$ 120,000
Promissory Note -Jeff O'Connor	$ 25,000	15.00%	6/12/2020	6/15/2021	$ 3,750	3,750	$ 25,000	$ -	$ 28,750	$ 3,750	$ 3,750	$ 25,000	$ -	$ 28,750
Promissory Note - Laurie Holdings, LLC	$ 500,000	15.00%	8/31/2022	8/31/2023	$ 75,000	75,000	$ 384,615	$ -	$ 459,615	$ 75,000	$ 75,000	$ -	$ -	$ 75,000
Promissory Note - Marc Vaturi	$ 100,000	15.00%	6/10/2020	6/15/2021	$ 15,000	15,000	$ 100,000	$ -	$ 115,000	$ 15,000	$ 15,000	$ 100,000	$ -	$ 115,000
Promissory Note - Marcos Kohn	$ 500,000	20.00%	8/10/2020	8/10/2021	$ 100,000	100,000	$ 250,000	$ -	$ 350,000	$ 100,000	$ 100,000	$ 250,000	$ -	$ 350,000
Promissory Note - Michael Kohn	$ 100,000	20.00%	8/10/2020	3/15/2022	$ 20,000	20,000	$ 100,000	$ -	$ 120,000	$ 20,000	$ 20,000	$ 100,000	$ -	$ 120,000
Promissory Note - Paul Edstrom	$ 25,000	20.00%	6/10/2020	6/15/2021	$ 5,000	5,000	$ 25,000	$ -	$ 30,000	$ 5,000	$ 5,000	$ 25,000	$ -	$ 30,000
Promissory Note -Robert Jacobs	$ 100,000	20.00%	6/10/2020	6/15/2021	$ 20,000	20,000	$ 100,000	$ -	$ 120,000	$ 20,000	$ 20,000	$ 100,000	$ -	$ 120,000
Promissory Note -Roger Innes	$ 25,000	20.00%	6/10/2020	6/15/2021	$ 5,000	5,000	$ 25,000	$ -	$ 30,000	$ 5,000	$ 5,000	$ 25,000	$ -	$ 30,000
Loan- Randall C. Ex	$ 50,000	0.00%	2022	Not set	$ -	-	$ 50,000	$ -	$ 50,000	$ -	$ -	$ -	$ -	$ -
Loan- Leo Stein	$ 100,000	0.00%	2022	Not set	$ -	-	$ 100,000	$ -	$ 100,000	$ -	$ -	$ 100,000	$ -	$ 100,000
Loan- Charles Lieppe	$ 25,000	0.00%	2021	Not set	$ -	-	$ 25,000	$ -	$ 25,000	$ -	$ -	$ 25,000	$ -	$ 25,000
SBA Loan	$ 499,200	3.75%	6/30/2020	6/30/2050	$ 18,720	18,720	$ 29,736	$ 469,464	$ 517,920	$ 18,720	$ 18,720	$ 29,736	$ 469,464	$ 517,920
Promissory Note -The Leahy Family Trus	$ 25,000	15.00%	6/16/2020	6/16/2021	$ 3,750	3,750	$ 25,000	$ -	$ 28,750	$ 3,750	$ 3,750	$ 25,000	$ -	$ 28,750
Loan- Elazar M Joseph	$ 100,000	0.00%	2021	Not set	$ -	-	$ 100,000	$ -	$ 100,000	$ -	$ -	$ 100,000	$ -	$ 100,000
Promissory Note John Spoiro Callas	$ 50,000	15.00%	6/11/2020	6/15/2021	$ 7,500	7,500	$ 50,000	$ -	$ 57,500	$ 7,500	$ 7,500	$ 50,000	$ -	$ 57,500
Promissory Note-2748042 Ontario Limited	$ 250,000	12.50%	3/22/2021	9/22/2022	$ 31,250	31,250	$ 225,000	$ -	$ 256,250	$ 31,250	$ 31,250	$ 250,000	$ -	$ 281,250
Total					$ 400,491	$ 400,491	$ 2,169,448	$ 469,464	$ 3,039,402	$ 414,970	$ 414,970	$ 1,624,736	$ 569,464	$ 2,609,170

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 2,169,448
2024	29,736
2025	29,736
2026	29,736
2027	29,736
Thereafter	350,520
Total	**$ 2,638,912**

Forward Financing

During fiscal year 2022, the Company entered into a finance agreement with Azzure Capital LLC in the amount of $200,000. It bears a specified percentage of 4%. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2022, December 31, 2021, the outstanding balance of this kind of financing is in the amount of $279,527 and $0, and entire amount is classified as the current portion.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,621,108)	$ (1,111,105)
Valuation Allowance	1,621,108	1,111,105
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (3,631,914)	$ (2,010,806)
Valuation Allowance	3,631,914	2,010,806
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $14,266,298, and the Company had state net operating loss ("NOL") carryforwards of approximately $14,266,298. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through November 2, 2023, which is the date the financial statements were available to be issued.

In 2023, the company issued 2,500,000 Incentive Stock Option to one of its employees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $5,960,854, an operating cash flow loss of $1,019,815 and liquid assets in cash of $81,066, which is less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





Moocho is not live or open to the public at this moment.

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Where Every Payment Is Rewarding

Moocho is reshaping the retail industry by offering an easy-to-use mobile payment and rewards platform that empowers shoppers to pay with their phones, receive discounts, and...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

MOOCHO
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RAISED	INVESTORS
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REASONS TO INVEST



- With over 6% average payback, 5% instant cashback, and doubled purchase frequency, Moocho is a win-win-win for retailer shoppers & retailers alike.
- Our platform & services already span to over 175K retail locations.
- We've raised $18M to date, and are backed by notable investors Jeff Lawson, Co-Founder & CEO of Twilio, and Henry Nicolas III, Founder of Broadcom.





**Source*

THE PITCH

Rethinking Retail Retention



Reshaping The Retail Industry.
Creating a win-win scenario for both shoppers and merchants with our mobile payment and awards app
CHIPOTLE MEXICAN GRILL
MORE INFO
FEEDBACK?
SLIDE TO PAY WITH MOOCHO
TAP TO GET
Shoppers
6%+ Average Payback
5% Instant Cashback
Merchants
2X Purchase Frequency
~40% Per-Transaction Spending

**The above is a rendering of our app, which is currently available to consumers.*

Moocho is reshaping the retail landscape with our mobile payment and awards app, creating a win-win scenario for both shoppers and merchants. Through our platform, shoppers get rewarded for their loyalty with **over 6% average payback and 5% instant cashback**. Our merchants have reported a doubling of purchase frequency and a 40% surge in per-transaction spending. Users can pay anywhere, and enjoy the convenience and efficiency of Moocho.

We believe we're on track to capture **650,000+ users**, thanks to a $5 million Series A Preferred financing at a $50 million valuation.

THE OPPORTUNITY

Loyalty, Cashback, and Hassle-Free Shopping, All in One

In today's world, shoppers are drowning in a sea of loyalty programs and apps, desperately seeking rewards for their purchases without the hassle of managing multiple accounts. At the same time, in-person retailers have little information about their shoppers, with limited mechanisms for driving increased revenue.


SALAD
POTATO CHIPS
Shopping Experience, Simplified
Combining all your favorite retailers into one easy-to-use free app
Where Every Payment is Rewarding.
Pay with Moocho at checkout, and instantly get 5% cashback (which users can use for future purchases)
GET 5% BACK, ALWAYS.
$842
My savings
43
$10.75 value
Walmart
TARGET
amazon
giant eagle
Market DISTRICT
LOWE'S
T.J.maxx

**The above is a rendering of our app, which is currently available to consumers.*

Moocho understands these pain points all too well, with our goal being to simplify the shopping experience by:

1. Rewarding customers for their loyalty

2. Increasing merchant sales

Our solution combines many top retailers, including Amazon, Walmart, Target, and more, into one easy-to-use free app.


Pay Anywhere.
Rewards Everywhere.
10:17



The above is a rendering of our app, which is currently available to consumers.

Here's how it works: Pay with Moocho at checkout, and instantly get 5% cashback (which users can use for future purchases). Our platform also ensures that every transaction is accurate and backed by our full refund guarantee. See our app demo here.

With this model, we secure a **6% commission**, making it an abundant opportunity for every party involved. We've seamlessly united **hundreds of leading national and local merchants like Amazon, Walmart, and more** in one user-friendly app network that shoppers and merchants love to use, and that eliminates the need for multiple retail accounts.



These retailers are able to glean insights into retail shoppers based on data derived by our platform, as well as to help drive additional sales via in-app advertising and promotional sales.

THE MARKET & OUR TRACTION

A Retail Revolution Gaining Momentum

Moocho is tackling the massive **$6 trillion Point of Sale market** (Source), and we believe we're off to a solid start. With substantial backing from notable investors such as **Jeff Lawson, Co-Founder & CEO of Twilio, and Henry Nicolas III, Founder of Broadcom**, we feel Moocho is strategically positioned to tackle the retail space. We already have solid traction under our belt and partnerships secured with major retailers like Amazon, Target, CVS, Walmart and more.



National Location Acceptance

1,000 in 2022 ▶ **175,000** in 2023 ▶ **More** in 2024

Partnerships Secured With



The above is a rendering of our app, which is currently available to consumers.

We were accepted in 1,000 locations in 2022 and have **already expanded to 175,000 locations in 2023**, with even more planned for 2024. Moocho also has a pending patent for our smart rewards system. Led by CEO Matt Levenson, our dedicated team is focused on expanding our user base in 2024 and beyond.



Get This App

This app costs nothing and has saved me well over $1,000 over the past 2 years, just buying groceries I already buy each week. It's easy to use and I love it!!

loweedalama



Great App

I have been using the app for a few months and have saved over $200 at the grocery store. It's extremely simple to use and saves you lots of money!

bwalther98



Easy Savings

I've saved close to $800 in just one year. This is the easiest rewards app out there, and trust me I've tried them all. Pepper is less effort with way faster savings.

Elaine M.



Best App Ever

This app is seriously the best payment rewards app I've ever used. It's allowed me to save so much money. 10/10 recommend!

Madsmaria

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

A New Era of Smarter Shopping



A New Era of Smarter Shopping

Invest Today
Join us as we empower shoppers to pay with their phones, receive top-tier discounts, and earn rewards
MOOCHO

**The above is a rendering of our app, which is currently available to consumers.*

As Moocho is making strides in the commerce space, we're excited to continue to innovate our platform, reward loyal shoppers, and make the business of retail sustainable for merchants. With the groundwork laid and a plan towards scalability, we invite you to join us in rewriting the rulebook for customer rewards and loyalty programs in a way that benefits everyone involved. Our goal in the near future is to become an all-inclusive shopping experience app for users.

We feel that this investment opportunity is not only timely, but necessary, and we're excited about our ability to drive sales for retailers and improve the shopping experience for consumers around the country.

Invest in Moocho today and help us to usher in a new era of smarter, more rewarding shopping.

ABOUT

HEADQUARTERS
1815 Purdy Ave
Miami Beach, FL 33139

WEBSITE
View Site

Moocho is reshaping the retail industry by offering an easy-to-use mobile payment and rewards platform that empowers shoppers to pay with their phones, receive discounts, and earn rewards from a wide range of retailers, all while enjoying an average payback of over 6%.

TEAM



Matthew Levenson
CEO and Director

Founding COO at Stubhub (sold to eBay for 310M, resold to Viagogo for 4B). Former Head of Operations at Versity.com, an academic website he grew to 165 universities, 10K field reps, and 1M subscribers and sold. BS in finance and entrepreneurial management from Wharton School of Business at University of Pennsylvania





Christopher Lim
VP of Finance

Eight years on Wall Street, and ten at Harman International (Samsung) across FP&A, Controlling and Investor Relations. Undergrad from Boston University, MBA from London Business School.





Adam Douglas Fisher
Chief Revenue Officer

Adam was one of first 20 employees at DoorDash running the Enterprise Sales and Partner Success team all the way through to IPO. Previously Adam held global brand and product marketing positions at Mattel and Samsung with a bachelors in Marketing from Australian Catholic University.



TERMS

Moocho

Overview

PRICE PER SHARE
$0.32

VALUATION
$56.31M

DEADLINE
Mar. 20, 2024 at 11:59 PM PDT

FUNDING GOAL
$10k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$250.24

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
31,250

SHARES OFFERED
Series A Preferred Stock

MAX NUMBER OF SHARES OFFERED
3,859,375

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives & Perks***</u>

Loyalty Bonus | 5% Bonus Shares

As you have expressed interest in investing in Moocho, you are eligible for additional bonus shares.

<u>**Time-Based**</u>

Friends and Family

Invest within the first 72 hours and receive 12% bonus shares + 300 bonus points (valued at $75) + 100 additional bonus points when you refer a friend to the app.

Super Early Bird

Invest within the first week and receive 8% bonus shares + 200 bonus points (valued at $50) + 100 additional bonus points when you refer a friend to the app.

Early Bird Bonus

Invest within the first 2 weeks and receive 5% bonus shares + 100 bonus points (valued at $25) + 100 additional bonus points when you refer a friend to the app.

<u>**Volume-Based Perks**</u>

Copper

Invest $500+ and receive 100 bonus points (valued at $25).

Bronze

Invest $1000+ and receive 200 bonus points (valued at $50.

Silver

Invest $5,000+ and receive 5% bonus shares + 500 bonus points (valued at $125).

Gold

Invest $10,000+ and receive 10% bonus shares + 1000 bonus points (valued at $250).

Platinum

Invest $25,000+ and receive 15% bonus shares + 5000 bonus points (valued at $1,250).

Moocho Point Values:

100 points = $25

200 points = $50

500 points = $125

1000 points = $250

5000 points = $1,250

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>**The 10% StartEngine Owners' Bonus**</u>

Moocho, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $0.29 per share, you will receive 110 additional shares of Series A Preferred Stock, meaning you'll own 110 shares in total for $29 total cost. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Reservations Bonus in addition to the aforementioned bonus.

ALL UPDATES

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:42 PM 11/20/2023
FILED 01:42 PM 11/20/2023
SR 20234018822 - File Number 4919578

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MOOCHO, INC.

a Delaware Corporation

Moocho, Inc. (the "Corporation"), a Delaware corporation, hereby certifies as follows:

1. The name of the Corporation is Moocho, Inc. The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of Delaware was December 28, 2010, and amended and restated on May 30, 2012, December 27, 2013 and August 29, 2019.

2. This Fourth Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Certificate of Incorporation of said Corporation and has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware pursuant to a resolution adopted by the Board of Directors of the Corporation, and pursuant to the written consent of holders of at least a majority of the outstanding shares of the Common Stock of the Corporation, in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Certificate of Incorporation, as heretofore amended or supplemented, is hereby amended and restated in its entirety as set forth on Exhibit A.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer, this 20th day of November, 2023.



M. Levenson

Matthew Levenson
President & CEO

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EXHIBIT A

ARTICLE I

The name of the Corporation is Moocho, Inc. (the "Corporation").

ARTICLE II

The name and address of the Corporation's registered office in the State of Delaware is Vcorp Agent Services, Inc., 108 W. 13th St, Suite 100, Wilmington, Delaware 19801, New Castle County.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

1.   The Corporation is authorized to issue a total of 375,000,000 shares of stock in two classes designated respectively "Preferred Stock" and "Common Stock." The total number of shares of Preferred Stock the Corporation shall have authority to issue is 110,000,000, par value $0.001 per share, and the total number of shares of Common Stock the Corporation shall have authority to issue is 265,000,000, par value $0.001 per share.

2.   The shares of Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. For any wholly unissued series of Preferred Stock, the Board of Directors is hereby authorized to fix and alter the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund

2

provisions), redemption prices, liquidation preferences, the number of shares constituting any such series and the designation thereof, or any of them.

3. For any series of Preferred Stock having issued and outstanding shares, the Board of Directors is further authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series when the number of shares of such series was originally fixed by the Board of Directors, but such increase or decrease shall be subject to the limitations and restrictions stated in the resolution of the Board of Directors originally fixing the number of shares of such series, if any. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

1. <u>Designation</u>. Out of the total number of Preferred Stock set forth in Section 1 of Article IV, there is hereby designated a series of Preferred Stock to be called the "Series A Preferred Stock" (the "Series A Preferred Stock"). The number of shares constituting the Series A Preferred Stock shall be 110,000,000.

2. <u>Dividend Rights</u>. Subject to the provisions of law and this Restated Certificate of Incorporation, dividends on the shares of Series A Preferred shall be payable only when, as and if declared by the Corporation's Board of Directors and shall be non-cumulative. If the Board of Directors of the Corporation shall declare a dividend payable upon the then outstanding shares of the Common Stock, the Board shall declare at the same time a dividend upon each outstanding share of the Series A Preferred, payable at the same time as the dividend paid on the Common Stock, in an amount per share of the Series A Preferred equal to the amount payable on the shares of the Common Stock into which each share of the Series A Preferred could then be converted.

3. <u>Preference on Liquidation</u>

(a) Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any capital stock of the Corporation, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount per share of Series A Preferred Stock equal to the sum of (A) the purchase price paid by the holder (as adjusted for any stock split, dividend, recapitalization and the like), and (B) all declared but unpaid dividends on such shares, if any, to the date of such payment. If, upon any liquidation, distribution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Series A Preferred Stock, then such assets shall be distributed among the holders of Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b)   After the payment of the full liquidation preferences of the Preferred Stock as set forth in Section 3(a) above, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably among the holders of shares of Common Stock.

(c)   In lieu of receiving the preferential amounts specified in Section 3(a), the holders of Series A Preferred Stock may elect to convert such Preferred Stock to Common Stock pursuant to Section 5.

(d)   Each of the following events shall be considered a liquidation, dissolution or winding up of the Corporation under Sections 3(a), 3(b), and 3(c):

(i)   a merger or acquisition in which the Corporation is not the surviving entity, except for a transaction in which the principal purpose is to change the jurisdiction in which the Corporation is incorporated; or

(ii)   the sale, transfer or other disposition of all or substantially all of the assets of the Corporation; or

(iii)   any reverse merger in which the Corporation is the surviving entity but in which fifty percent (50%) or more of the Corporation's outstanding voting stock is transferred in a single transaction or a series of related transactions to holders different from those who held the stock immediately prior to such merger.

(e)   If the Corporation shall propose to take any action of the type described in Sections 3(a), 3(b), and 3(c) above that will involve the distribution of assets or properties other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(f)   Voting.

(i)   Common Shares.   Each outstanding share of Common Stock shall be entitled to one vote upon each matter submitted to a vote of the stockholders.

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(ii)   The Series A Preferred Stock shall be voted equally with the shares of the Common Stock of the Corporation and not as a separate class, at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Preferred Stock shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder's aggregate number of shares of Preferred Stock are convertible (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

(iii)   In addition to any other vote or consent required herein or by law, so long as shares of Series A Preferred Stock (or securities convertible into, or exchangeable or exercisable for, shares of Series A Preferred Stock, which are called "Series A Equivalents") are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provide by law) of the holders of at least a majority of the then-outstanding shares of Series A Preferred Stock (treating for purposes of this calculation all Series A Equivalents as having been converted, exchanged or exercised), voting as a single class:

(A)   alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to affect adversely the shares of Series A Preferred Stock (it being agreed that the authorization, creation and/or issuance of any other equity security having a preference over, or being on parity with, the Series A Preferred Stock shall not be deemed to affect adversely the shares of Series A Preferred Stock);

(B)   or increase the authorized number of shares of Series A Preferred Stock.

5.   Conversion.

(a)   Automatic Conversion and Optional Conversion.   Each share of Series A Preferred Stock issued or issuable with respect to the exercise or conversion of any Series A Equivalents, (as defined in Section 4) shall automatically be converted into the applicable number of shares of Common Stock at the then-effective applicable Conversion Ratio (as defined in Section 8) immediately prior to the closing of a Qualified Public Offering, as defined below. In addition, at the option of the holder of any Series A Preferred Stock, such holder shall have the right, at any time and from time to time prior to a Qualified Public Offering and without the payment of any additional consideration, by written notice to the Corporation, to convert any share of Series A Preferred Stock, owned by such holder into the number of applicable shares of Common Stock at the applicable Conversion Ratio. A "Qualified Public Offering" shall mean the sale of shares of the Company's Common Stock in a bona fide, firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross proceeds to the Corporation before deducting underwriting discounts and commissions and offering expenses, and reflecting a Corporation Valuation (as defined below) of at least $30,000,000 (or such lesser amount as the holders of a majority of the outstanding Common Stock and Series A Preferred Stock, each voting as separate classes, otherwise agree). The term "Corporation Valuation" means, with respect to any public offering of Common Stock, the amount obtained by multiplying the total number of shares of Common Stock outstanding immediately prior to such public offering (treating for purposes of this calculation all Common Stock Equivalents (as defined in Section 8) as having been converted, exchanged or exercised) multiplied by the per share offering price for such public offering.

(b) Mechanics of Conversion. Upon the occurrence of a Qualified Public Offering, all shares of Series A Preferred shall be converted automatically without any further action by any holder of such shares and whether or not the certificate or certificates representing such shares are surrendered to the Corporation or the transfer agent for the Series A Preferred, provided however, that the Corporation shall not be obligated to issue a certificate or certificates evidencing the whole number of shares of Common Stock into which such shares of Series A Preferred were converted unless the certificate or certificates evidencing such shares of series A Preferred being converted are either delivered to the Corporation or such transfer agent of the Series A Preferred or the holder notifies the Corporation that such certificate or certificates have been lost. Stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith. Before any holder of Series A Preferred shall be entitled to convert the same into shares of the Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed or with stock powers attached, at the office of the Corporation or of any transfer agent for the Series A Preferred, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the name of such holder or the name or names of the nominees of such holder in which such holder wishes the certificate or certificates for whole shares of the Common Stock to be issued. If, upon conversion of the aggregate number of shares of Series A Preferred to be converted by any holder, such holder would receive a fractional share of the Common Stock, in lieu of any fractional share of the Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value per share of the Common Stock as determined in good faith by the

Board of Directors of the Corporation (without applying any discount with respect to any superior rights of any shares of the Preferred Stock or any minority stockholder discount). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred, or to such holder's nominee or nominees, a certificate or certificates for the number of whole shares of the Common Stock to which such holder shall be entitled as aforesaid, together with cash in lieu of any fraction of a share. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred to be converted, and the person or persons entitled to receive the shares of the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of the Common Stock on such date. The Corporation shall pay any and all issue and transfer taxes that may be payable in respect of the issuance and delivery of shares of the Common Stock upon conversion of the Series A Preferred.

(c)   Termination of Rights Upon Conversion.   All shares of Series A Preferred converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices, to vote and to accrual of dividends shall immediately cease and terminate upon such conversion (except only the right of the holders thereof to receive shares of the Common Stock in exchange therefor).

(d)   The Conversion Ratio (as defined in Section 8) applicable to the Series A Preferred Stock, respectively, will be subject to adjustment from time to time as follows:

(i)   Stock Splits, Combinations and Reclassifications.   In case the Corporation shall at any time or from time to time (A) pay any dividend or make any distribution on the outstanding shares of Common Stock in shares of Common Stock, (B) subdivide the outstanding shares of Common Stock, (C) combine the outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of the shares of Common Stock any shares of capital stock of the Corporation, then, and in each such case, the applicable Conversion Ratio in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted so that the holder of any shares of Series A Preferred Stock, thereafter convertible into Common Stock pursuant to this Section 5 of this Article V shall be entitled to receive the number and type of shares of Common Stock or other securities of the Corporation which such holder would have owned or have been entitled to receive after the happening of any of the events described above, had such shares of Series A Preferred Stock been converted into Common Stock immediately prior to the happening of such event or the record date therefor, whichever is earlier. An adjustment made pursuant to this clause (i) shall become

7

effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action become effective.

(ii)   For purposes of this paragraph (c) of this Section 5 of this Article V, the number of shares of Common Stock at any time outstanding shall mean the aggregate of all shares of Common Stock then outstanding (other than any shares of Common Stock then owned or held by or for the account of the Corporation), treating for purposes of this calculation all Common Stock Equivalents as having been converted, exchanged or exercised.

(iii)   If the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution and shall thereafter, and before such dividend or distribution is paid or delivered to stockholders entitled thereto, legally abandon its plan to pay or deliver such dividend or distribution, then no adjustment in the Conversion Ratio then in effect shall be made by reason of the taking of such record, any such adjustment previously made as a result of the taking of such record shall be reversed.

(e)   The issuance of certificates for shares of Common Stock upon conversion of the Series A Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Series A Preferred Stock.

(f)   The Corporation will at no time close its transfer books against the transfer of the Series A Preferred Stock, or of any shares of Common Stock issued or issuable upon the conversion of any shares of the Series A Preferred Stock, in any manner which interferes with the timely conversion of the Series A Preferred Stock, except as may otherwise be required to comply with applicable securities laws.

(g)   In the case of a Sale of the Corporation (as defined in Section 8 below) or a proposed reorganization of the Corporation or a proposed reclassification or recapitalization of the capital stock of the Corporation (except as to a transaction for which provision for adjustment is otherwise made in this Section 5), each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series A Preferred Stock, would have been entitled upon such Sale of the Corporation, reorganization, reclassification or recapitalization; and, in any such case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interest thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the applicable Conversion Ratio) shall thereafter be applicable, as nearly reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the Series A Preferred Stock. The Corporation shall not effect any such Sale of the Corporation unless prior to or simultaneously with the consummation thereof the successor corporation or purchaser, as the case may be, shall assume by written instrument the obligation to deliver to the holders of the Series A Preferred Stock, such shares of stock, securities or assets as, in accordance with the foregoing provisions, each such holder is entitled to receive. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Preferred Stock (voting as a single class and on an as-converted basis).

(h)   The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

6.   <u>Reports as to Adjustments</u>.   Upon any adjustment of the Preference on Liquidation under Section 3 of this Article V or of the Conversion Ratio then in effect pursuant to the provisions of Section 5 of this Article V, then, and in each such case, the Corporation shall promptly deliver to the Transfer Agent(s) of the Series A Preferred Stock and Common Stock and to each of the holders of the Series A Preferred Stock, a certificate signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation setting forth in reasonable detail the event requiring the adjustment, the method by which such adjustment was calculated and the Preference on Liquidation or the Conversion Ratio then in effect following such adjustment. Where appropriate, such notice to holders of the Series A Preferred Stock, may be given in advance.

7. <u>Certain Covenants</u>. Any registered holder of Series A Preferred Stock may proceed to protect and enforce its rights and the rights of any other holders of Series A Preferred Stock, as the case may be, with any and all remedies available at law or in equity.

8. <u>Definitions</u>. In addition to any other terms defined herein, for purposes of this Article V, the following terms shall have the meanings indicated:

"Business Day" shall mean any day other than Saturday, Sunday, or a day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

"Common Stock Equivalent" shall mean securities convertible into, or exchangeable or exercisable for, shares of Common Stock or for other securities that are otherwise convertible into, or exchangeable or exercisable for shares of Common Stock.

"Conversion Ratio," determined as of any date, shall equal the number of shares of Common Stock into which one share of Series A Preferred Stock, is convertible pursuant to Section 5 of this Article V. The Conversion Ratio as of the date of filing this Certificate of Incorporation shall be 1.00, subject to adjustment as provided in paragraph (c) of Section 5 of this Article V.

The term "distribution" shall include the transfer of cash or property to the holders of a class of capital stock of the Corporation, without consideration, whether by way of dividend or otherwise, or the purchase or redemption of shares of the Corporation, for cash or property, including such transfer, purchase or redemption by a subsidiary of the Corporation. The time of any distribution by way of dividends shall be the date of declaration thereof, and the time of any distribution by purchase or redemption of shares shall be the date on which cash or property is transferred by the Corporation, whether or not pursuant to a contract of an earlier date; provided that, where a debt security is issued in exchange for shares, the time of the distribution is the date when the Corporation acquires the shares for such exchange.

"Person" shall mean any individual, firm, corporation, partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Sale of the Corporation" shall mean consolidation or merger of the Corporation with or into any other corporation or corporations (other than a consolidation or merger in which the Corporation is the continuing corporation), or a sale, conveyance or disposition of all or substantially all of the assets of the Corporation or the effectuation by the Corporation of a transaction or series of related transactions in which more than fifty (50%) percent of the voting power of the Corporation is disposed of.

ARTICLE VI

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

1.   The business of the Corporation shall be managed by or under the direction of the Board of Directors.

2.   Special meetings of stockholders of the Corporation may be called only by the President or the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption) or by the holders of shares entitled to cast not less than 10% of the votes at the meeting.

ARTICLE VII

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty or loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

If the Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of a director of the Corporation, without any further corporate action on the part of the Corporation, shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal of modification.

ARTICLE VIII

The number of directors that constitute the whole Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation. Vacancies occurring on the Board of Directors for any reason may be filled by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, at any meeting of the Board of Directors or by unanimous written consent of such remaining directors. A person so elected by the Board of Directors to fill a vacancy shall hold office until the next succeeding annual meeting of stockholders of the Corporation and until his or her successor shall have been duly elected and qualified.

ARTICLE IX

The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. Any adoption, amendment or repeal of Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for any such adoption, amendment or repeal is presented to the Board). The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholder or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver of receivers appointed for the Corporation under the provisions of section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement and said compromise or arrangement, said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors of class of creditors, and/or on all stockholders or class of the stockholders, of the Corporation, as the case may be, and also on this Corporation.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

MOOCHO

Moocho Equity Crowdfunding FAQ

What are we doing? We are gearing up to launch an equity crowdfunding campaign with StartEngine. Our goal is to raise approximately $1,235,000.

What is StartEngine? StartEngine is an equity crowdfunding platform, linking startups with investors. Through StartEngine, you're acquiring a stake in a company and contributing to its growth. As the company grows, there's potential for your investment to yield a profit over time.

Is there a minimum investment? We want to make investing with us accessible! Our minimum investment is $250.

How do you intend to use the funds raised? Marketing: user acquisition, including various promotional and digital marketing campaigns. R&D: market and customer research, new product development and market testing.

Why should I invest in Moocho? You'll find all the crucial financial details on our official StartEngine campaign page when it's officially live. In accordance with SEC regulations, we have limitations on what we can share before the launch. Nevertheless, we're thrilled to provide you with the following info right now:

- **Growth:** Having proof of concept, Moocho did $31M in gross merchandise volume (GMV) in pilot with its merchant partners in around 1,000 locations last year, and has now scaled location acceptance to 175,000 locations nationwide.
- **Total Addressable Market:** $6 Trillion Opporunity

When are you launching your campaign? Soon! Be sure to have your email and push notifications turned on – we'll be sharing all the details on the launch!

OPEN MOOCHO →

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


12% CASH BACK
$12.3K
Walmart
amazon
LOWE'S
CVS pharmacy

MOOCHO

Moocho Equity Crowdfunding FAQ

What are we doing? We are gearing up to launch an equity crowdfunding campaign with StartEngine. Our goal is to raise approximately $1,235,000.

What is StartEngine? StartEngine is an equity crowdfunding platform, linking startups with investors. Through StartEngine, you will have a chance to own a part of Moocho and contribute to its growth. As Moocho grows, there's potential for your investment to yield a profit over time.

Is there a minimum investment? Our goal is to make ownership in Moocho accessible. The minimum investment is $250.

How do you intend to use the funds raised? Marketing: user acquisition, including various promotional and digital marketing campaigns. R&D: market and customer research, new product development and market testing.

Why should I invest in Moocho? You'll find all the crucial financial details on our official StartEngine campaign page when it's officially live. In accordance with SEC regulations, we have limitations on what we can share before the launch. Nevertheless, we're thrilled to provide you with the following info right now:

- **Growth:** Having proof of concept, Moocho achieved $31M in gross merchandise volume (GMV) during the pilot with its merchant partners at around 1,000 locations last year. Now, we have expanded location acceptance to 175,000 locations nationwide.
- **Total Addressable Market:** $6 Trillion Opportunity

When are you launching your campaign? Soon! Keep your email and push notifications on for the latest updates – we'll be unveiling all the details about our launch and how you have the chance to own a part of the company!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


12% CASH BACK
$12.3K
Walmart
amazon
LOWE'S
CVS pharmacy